SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1

QuadraMed Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

74730W101 (CUSIP Number)

December 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74730W101	13G	Page 2 of 4 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Lawrence P. English

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 2,176,839 (1) 6. Shared Voting Power: 0 7. Sole Dispositive Power: 2,176,839 (1) 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,176,839 (1)

10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row 9 7.4%

12.	Type of Reporting Person* IN

CUSIP No. 74730W101	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: QuadraMed Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12110 Sunset Hills Road Suite 600 Reston, VA 20190

Item 2(a)	Name of Person Filing: Lawrence P. English

Item 2(b)	Address of Principal Business Office or, if none, residence: Care of: 12110 Sunset Hills Road Suite 600 Reston, VA 20190

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 Par Value

Item 2(e)	CUSIP Number: 74730W101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company, or control person, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is to be filed pursuant Rule 13d-1(c), check this box ☒

Item 4	Ownership:

	(a)	Amount beneficially owned:

2,176,839 (1)

	(b)	Percent of Class:

7.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 2,176,839 (1)

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 2,176,839 (1)

		(iv)	Shared power to dispose or to direct the disposition of: 0.

CUSIP No. 74730W101	13G	Page 4 of 4 Pages

(1) This number includes (a) 1,251,839 shares of common stock subject to options granted to Mr. English to which he has the right to acquire beneficial ownership as of the date of filing of this Schedule 13G or within 60 days, (b) 150,000 restricted shares of common stock which have been granted to Mr. English, but which remain subject to forfeiture provisions until June 8, 2004 and (c) 675,000 restricted shares of common stock which have been granted to Mr. English, but which remain subject to forfeiture provisions until April 15, 2007. All such options and restricted shares were granted to Mr. English by QuadraMed Corporation under QuadraMed Corporation’s 1996 Stock Incentive Plan. Mr. English is the Chairman of the Board and Chief Executive Officer of QuadraMed Corporation.

Item 5	Ownership of Five Percent or Less of a Class
N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A

Item 8	Identification and Classification of Members of the Group
N/A

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2004
Date

/s/ Lawrence P. English

Signature